Filed pursuant to Rule 433 Registration Statement No. 333-218604-02 FINANCIAL PRODUCTS FACT SHEET (K1247)

Offering Period: May 2, 2019 – May 29, 2019

Buffered Return Equity Securities due June 3, 2021

Linked to the Performance of an Equally Weighted Basket Consisting of Five Underlyings

Product Terms

•	If the Final Basket Level is equal to or greater than the Initial Basket Level, you will participate in the leveraged appreciation, if any, of the Basket, subject to the Basket Return Cap.
•	If the Final Basket Level is less than the Initial Basket Level but equal to or greater than the Buffer Level, you will receive the principal amount of the securities you hold at maturity.
•	If the Final Basket Level is less than the Buffer Level, you will be exposed to any depreciation in the Basket beyond the Buffer Level.
•	Any payment on the securities is subject to our ability to pay our obligations as they become due.
Issuer*:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Trade Date:	Expected to be May 30, 2019
Settlement Date:	Expected to be June 4, 2019
Basket Components:	Basket Component	Component Weighting
	Common stock of Boston Scientific Corporation	20/100
	Common stock of Humana Inc.	20/100
	Common stock of Puma Biotechnology, Inc.	20/100
	American Depositary Shares of Novartis AG, each representing 1 ordinary share of Novartis AG (the “Novartis AG ADSs”)	20/100
	American Depositary Shares of AstraZeneca PLC each representing one half of an ordinary share of AstraZeneca PLC (the “AstraZeneca PLC ADSs”)	20/100
Upside Participation Rate:	150%.
Redemption Amount:	Principal amount of the securities you hold x (1 + Basket Return).
Basket Return:

If (a) the Final Basket Level is equal to or greater than the Initial Basket Level, then the lesser of (i) the Basket Return Cap and (ii) an amount calculated as follows: Upside Participation Rate x [(Final Basket Level – Initial Basket Level)/Initial Basket Level]; or (b) the Final Basket Level is less than the Initial Basket Level but equal to or greater than the Buffer Level, zero; or (c) the Final Basket Level is less than the Buffer Level, then: [(Final Basket Level – Initial Basket Level)/Initial Basket Level+Buffer Amount].

Buffer Level:	90% of the Initial Basket Level
Buffer Amount:	10%
Basket Return Cap:	At least 30%
Initial Basket Level:	Set equal to 100 on the Trade Date.
Final Basket Level:	The level of the Basket on the Valuation Date, calculated as follows:
100 x	[1 +	(the sum of the products of [(a) the Component Return for each Basket Component and (b) the Component Weighting for such Basket Component])	]
Component Return:	With respect to each Basket Component, the Component Return will be calculated as follows:
Final Level – Initial Level Initial Level
Initial Level:	For each Basket Component, the closing level of such Basket Component on the Trade Date.
Final Level:	For each Basket Component, the closing level of such Basket Component on the Valuation Date.
Valuation Date:	May 28, 2021
Maturity Date:	June 3, 2021
CUSIP:	22552FDZ2
Fees:	Certain fiduciary accounts may pay a purchase price of at least $982.50 per $1,000 principal amount of securities. Credit Suisse Securities (USA) LLC and any agent (the “Agents”) may receive varying discounts and commissions of up to $17.50 per $1,000 principal amount of securities. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. CSSU or another broker dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $960 and $990 (as determined by reference to its pricing models and the rate it is currently paying to borrow funds through issuance of the securities (its “internal funding rate”)). A single estimated value reflecting final terms will be determined on the Trade Date.

* As used in this document, references to "we" or "our" are to Credit Suisse AG, as Issuer.

Hypothetical Returns at Maturity

Percentage Change from the Initial Basket Level to the Final Basket Level	Basket Return(1)	Redemption Amount per $1,000 principal amount(1)(2)(3)

50%	30%	$1,300
40%	30%	$1,300
30%	30%	$1,300
20%	30%	$1,300
10%	15%	$1,150
5%	7.50%	$1,075
0%	0%	$1,000
−10%	0%	$1,000
−11%	−1%	$990
−20%	−10%	$900
−30%	−20%	$800
−40%	−30%	$700
−50%	−40%	$600

(1)	Assumes a Buffer Level of 90%, a Buffer Amount of 10%, an Upside Participation Rate of 150% and a Basket Return Cap of 30% (the bottom of the expected range).
(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

Certain Product Characteristics

•	Exposure to an equally weighted Basket of five Basket Components.
•	Leveraged and capped participation in the appreciation, if any, of the Basket.
•	Upside Participation Rate of 150%
•	Return of principal amount of the securities you hold, if the Final Basket Level is less than the Initial Basket Level but equal to or greater than the Buffer Level.
•	Buffer Level of 90% of the Initial Basket Level
•	Buffer Amount of 10%

Certain Product Risks

•	Your investment may result in a loss of up to 90% of the principal amount of securities you hold. The Redemption Amount will be less than the principal amount of the securities you hold if the Final Level of the Basket is less than the Buffer Level. In such case, you will be exposed to any depreciation in the Basket beyond the Buffer Level. Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms.
•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	The securities do not pay interest.
•	The probability that the Final Basket Level will be less than the Buffer Level will depend on the volatility of the Basket Components.
•	The maximum Redemption Amount of the securities at maturity for each $1,000 principal amount of securities is $1,000 multiplied by the sum of one plus the Basket Return Cap.

(See “Additional Risk Considerations” on the next page.)

FINANCIAL PRODUCTS

FACT SHEET

Offering Period: May 2, 2019 – May 29, 2019

Buffered Return Equity Securities due June 3, 2021

Linked to the Performance of an Equally Weighted Basket Consisting of Five Underlyings

Additional Risk Considerations

•	The Redemption Amount will be less than the principal amount of securities you hold if the Final Basket Level is less than the Buffer Level.
•	In calculating the Basket Return, increases in the level of one or more of the Basket Components may be moderated, or more than offset, by lesser increases or declines in the level of the other Basket Components.
•	There are important differences between the rights of holders of Novartis AG ADSs and AstraZeneca PLC ADSs and the rights of holders of the ordinary shares of Novartis AG and the ordinary shares of AstraZeneca PLC — Because the securities are linked to the performance of Novartis AG ADSs and AstraZeneca PLC ADSs, each representing one ordinary share of Novartis AG (which we refer to as “Novartis AG Underlying Stock”) and one half of an ordinary share of AstraZeneca PLC (which we refer to as “AstraZeneca PLC Underlying Stock”), you should be aware that your securities are linked to the levels of Novartis AG ADSs and AstraZeneca PLC ADSs and not the Novartis AG Underlying Stock and AstraZeneca PLC Underlying Stock.
•	The Novartis AG Underlying Stock and AstraZeneca PLC Underlying Stock are issued by foreign companies.
•	The common stock of Puma Biotechnology, Inc. has a limited trading history.
•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.
•	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.
•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.
•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent for the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.
•	The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.
•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Basket Components. Your return on the securities will not reflect the return you would realize if you actually owned the equity securities that comprise the Basket Components.
•	The U.S. federal tax consequences of an investment in the securities are unclear.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement, and the “Risk Factors” section of the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated May 2, 2019, Product Supplement No. I−A dated June 30, 2017, Prospectus Supplement dated June 30, 2017 and Prospectus dated June 30, 2017, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010319005827/dp106253_424b2-k1247.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.